CN ENERGY GROUP. INC.

May 1, 2020

Via Edgar

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CN ENERGY GROUP. INC.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on January 21, 2020
CIK No. 0001780785

Dear Ms. Breslin:

This letter is in response to the letter dated February 3, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to CN ENERGY GROUP. INC. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Description of Share Capital, page 93

1. We note your revisions in response to prior comment 15. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include such disclosure in your risk factor discussing this provision and address any uncertainty about the enforceability of the provision with respect to claims under the Securities Act.

In response to the Staff’s comments, we revised our disclosure on pages 29, 97, and 98 of the Amended Draft Registration Statement No. 2 to include additional disclosure regarding Section 22 of the Securities Act and address the uncertainty about the enforceability of the exclusive forum provision with respect to claims under the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengyu Wang
Name: Zhengyu Wang
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC